Seward & Kissel llp ONE BATTERY PARK PLAZA NEW YORK, NEW YORK 10004

WRITER'S DIRECT DIAL (212) 574-1223	TELEPHONE: (212) 574-1200 FACSIMILE: (212) 480-8421 WWW.SEWKIS.COM	901 K STREET, NW WASHINGTON, D.C. 20001 TELEPHONE: (202) 737-8833 FACSIMILE: (202) 737-5184

November 29, 2012

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Attention: Linda Cvrkel

Re:	Dryships Inc. Form 20-F for Fiscal Year Ended December 31, 2011 Filed March 16, 2012 Form 6-K for the Month of August 2012 Filed August 17, 2012 File No. 001-33922

Dear Ms. Cvrkel:

We refer to the annual report on Form 20-F for the fiscal year ended December 31, 2011, filed by DryShips Inc. (the "Company") with the Securities and Exchange Commission (the "Commission") on March 16, 2012 (the "Annual Report") and current report on Form 6-K filed on August 17, 2012 that contains the Company's unaudited interim financial results for the second quarter of 2012 (the "Form 6-K"). By letter dated November 7, 2012 (the "Comment Letter"), the staff of the Commission (the "Staff") provided the Company with its comments regarding the Annual Report and the Form 6-K.

The following numbered paragraphs of this letter correspond to the numbered paragraphs of the Comment Letter. For your convenience, each response is prefaced by the exact text of the Staff's corresponding comment in bold text.

Annual Report on Form 20-F

Our Fleet – Illustrative Comparison of Possible Excess of Carry Value over Estimated Charter-Free Market Value of Certain Vessels, page 83

1.
We note the disclosure indicating that as of December 31, 2011, the aggregate carrying value of 54 vessels in your fleet exceeded their aggregate charter-free market value by approximately $963.2 million. In order to provide investors with additional information as to trends that could potentially impact your future results of operations, please revise future filings to include a comparative analysis of how the carrying values of your vessels compare to the charter-free market value of such vessels as of each balance sheet date presented in your financial statements.

The Company confirms that it will revise its disclosure in future filings to include a comparative analysis of how the carrying values of the Company's vessels compare to the charter-free market value of such vessels as of each balance sheet date presented in the financial statements included in the relevant annual report on Form 20-F.

Attached as Appendix 1 is the form of the Company's proposed revised disclosure.

Securities and Exchange Commission
November 29, 2012

Critical Accounting Policies, page 86

Impairment of Long-lived Assets

2.
We note from the discussion in the critical accounting policies section of MD&A that the projected net operating cash flows of the Company's long-lived assets are determined by considering the charter revenues and drilling revenues from existing time charters and drilling contracts for the fixed fleet days and estimated daily time charter equivalent for the unfixed days.  We also note that the Company estimates the daily time charter equivalent for the unfixed days based on the most recent ten year historical average for similar vessels and utilizing available market data for the time charter and spot market rates and forward freight agreements over the remaining useful lives of the vessels, assumed to be 25 years from the delivery of the vessel from the shipyard.  As shipping rates are subject to significant volatility and have declined significantly from the high levels achieved during 2008 as you have disclosed in the risk factor included on page 5 of your Form 20-F, please consider revising future filings to include a sensitivity analysis explaining how your impairment analysis for your vessels would be impacted in the event that you utilized the most recent five year, three year or one year historical average rates for purposes of estimating cash flows for unfixed days.  We believe the disclosure of such information would allow investors to better understand how the Company's future results of operations may be impacted in the event that daily time charter equivalent rates do not improve from their current levels in future periods.

The Company confirms that it will revise its disclosure in future filings to include a sensitivity analysis that shows the impact on the Company's impairment analysis of utilizing the most recent five year, three year or one year historical average rates for similar vessels for purposes of estimating future cash flows for unfixed days. In response to the Staff's comment, the Company proposes to include such sensitivity analysis in a new risk factor that would appear in the section of the Form 20-F that describes company specific risk factors. The Company does not believe it would be appropriate to include such sensitivity analysis in its MD&A disclosure because charter rates, although highly volatile, are also cyclical; therefore, management does not believe the proposed shorter-term historical rates are representative of rates that may be achieved over the remaining useful life of the vessels.

Attached as Appendix 2 is the form of the Company's proposed new risk factor based on the relevant figures for the year ended December 31, 2011.

3.
In a related matter, please tell us and revise your critical accounting policy disclosure to explain how the ten year historical average rates for your vessels used in determining future cash flows for purposes of your impairment analysis compare to the daily time charter equivalent rates that were in affect at the end of your most recent fiscal year.

The Company advises the Staff that the 10 year average rates used in the impairment testing of the Company's shipping segment as of December 31, 2011 were $35,280 for drybulk carriers, and $37,504 for tankers. In comparison, based on available market data, the Company estimates the daily time charter equivalent rates in effect as of December 31, 2011 to be $21,193 for drybulk carriers and $28,469 for tankers. Attached as Appendix 3 is the form of the Company's proposed revised disclosure in response to the Staff's comment.

Dryships Inc. Financial Statements

Note 8. Acquisition of OceanFreight, page

4.
We note from the disclosure in the third paragraph on page F-34 that on November 3, 2011, the merger was completed upon the approval of shareholders of OceanFreight at a special meeting of shareholders and as a result the Company transferred $66,895 in cash and $48,687 in the form of shares of OceanRig UDW's common stock as total consideration for the acquisition of OceanFreight. With regards to the subsidiary shares issued for the remaining interest in OceanFreight, please explain to us how you calculated or determined the amounts of the adjustments to additional paid in capital of $(77,083), accumulated other comprehensive loss of $1,852, and non-controlling interest of $123,918 that are reflected in the consolidated statements of stockholder's equity in connection with this transaction.

Securities and Exchange Commission
November 29, 2012

In response to the Staff's comment, the Company respectfully advises the Staff that during the year ended December 31, 2011, the non-controlling interests of the Company have been mainly affected due to a) the acquisition on August 24, 2011 of a majority of the outstanding shares of OceanFreight Inc. ("OceanFreight") and the merger of the Company's wholly-owned subsidiary with OceanFreight which was completed on November 3, 2011 (referred to collectively as the "OceanFreight Acquisition"), and by b) the partial spin-off of the Company's majority-owned subsidiary Ocean Rig UDW Inc. (discussed in Note 13, page F-49 of the Form 20-F) by distributing an aggregate of 2,967,291 of Ocean Rig UDW Inc.'s common shares owned by the Company to DryShips' shareholders as of the record date of September 21, 2011.

The amounts of the adjustments to Additional Paid In Capital (APIC) of $(77,083), accumulated other comprehensive loss of $1,852, and non-controlling interest of $123,918 that are reflected in the consolidated statements of stockholder's equity are as follows:

a)	Acquisition of Ocean Freight

In connection with the OceanFreight Acquisition, which was considered a business combination, the Company paid a total of $66,895 in cash and transferred $48,687 in the form of Ocean Rig shares which was the total consideration under the purchase method of accounting based on the fair values on August 24, 2011. The Company applied the guidance in ASC 810-10-45-23, and recorded the difference between the value of the consideration paid and the amount by which the non controlling interests were adjusted (determined at $11,552 being the difference between the fair value of the shares transferred and the carrying amount of Ocean Rig's net assets acquired by the non controlling interests at the dates of the acquisition of a majority stake and completion of the acquisition through the merger) as a debit to APIC. In addition, the Company applied the guidance in ASC 810-10-45-24 and adjusted the carrying amount of Ocean Rig's accumulated other comprehensive loss by $926, through a corresponding charge to APIC in order to reflect the change in the ownership interest in the subsidiary.

b) Ocean Rig UDW Partial Spin Off

Applying the same guidance as above (ASC 810-10-45-23 and ASC 810-10-45-24) to the partial spin off which was completed on October 5, 2011, the Company accounted for the distribution of 2,967,291 shares of Ocean Rig as an equity transaction, and adjusted APIC by $60,191, being the carrying amount of Ocean Rig's net assets transferred, with a corresponding credit to non controlling interests. APIC was similarly adjusted by $926 for the portion of the accumulated other comprehensive loss transferred to the non controlling interests.

At December 31, 2011, the balance of non controlling interests was also adjusted by $3,488, with an equal offset (debit) in APIC, to reflect the exact percentage (rounded to the second decimal) of non controlling interests as of that date.

A summary of the above is presented below:

	APIC – (debit)	Other Comprehensive loss - credit	Non controlling interests - credit
Acquisition of Ocean Freight	(11,552)	926	11,552
	(926)		48,687
Partial spin off	(60,191)	926	60,191
	(926)
Year end adjustment	(3,488)		3,488
Total	(77,083)	1,852	123,918

Securities and Exchange Commission
November 29, 2012

Note 11. Long-term Debt

5.
We note from the disclosure included in the second paragraph on page F-41 that as of December 31, 2011, the Company was not in compliance with loan-to-value ratios contained in certain of its original loan agreements under which a total of $185,802 was outstanding as of that date and has obtained waivers of the breach relating to approximately $97,302 of the outstanding indebtedness until March 31, 2012.  We also note from the disclosure included in the fourth paragraph on page 23 of your Form 20-F that all of your credit facilities contain a cross-default provision that may be triggered by default under one of your other loan and credit facilities.  We further note that because of the presence of cross default provisions in all your credit facilities, the refusal of any one lender to grant or extend a waiver could result in all of your indebtedness being accelerated even if your other lenders have waived covenant defaults under the respective credit facilities.

Please see response under comment No. 7, below.

6.
With regard to the $185,802 of borrowings under which the Company was not in compliance with the related loan-to-value ratios at December 31, 2011, please tell us and revise to disclose whether such obligations are classified as current liabilities.  If these obligations are not classified as current liabilities pursuant the related guidance in ASC 470-10-45 and 470-10-55, please tell us and revise the disclosures in the notes to your financial statements to explain why. In this regard, since the waiver of a portion of your debt that was not in compliance with the covenant requirements only extends through March 31, 2012, we do not understand why such obligation would not be classified in current liabilities pursuant to ASC 470-10-55.  Additionally, the debt for which covenant waivers have not been obtained at December 31, 2012 appears to be callable by the lender at this date pursuant to the guidance ASC 470-10-45-11.  Please advise or revise as appropriate.

Please see response under comment No. 7, below.

7.
In a related matter, with respect to your various credit facilities that contain cross default provisions with the debt agreements for which the Company was not in compliance with the loan-to-value ratios at December 31, 2011, please also explain why you believe it is appropriate to reflect these obligations as long-term debt as of December 31, 2011 pursuant to the guidance in ASC 470-10-45 and 470-10-55, since it appears that such obligations may be callable by the related lenders due to the Company's non-compliance with the loan-to value ratios.

The Company advises the Staff that loan-to-value ratio shortfalls do not constitute events of default in accordance with the terms of the Company's loan agreements. Based on the loan agreements, loan-to-value ratio shortfalls may be remedied by the Company providing additional collateral or repaying the portion of the loan equal to the shortfall to bring the Company into compliance with the required loan-to-value ratio upon notification by the lenders and within a specific time frame after such notification. Accordingly, the existence of such shortfalls does not in and of itself provide the lenders with the right to call the entire amount of the respective loan, neither would such shortfalls immediately trigger cross default provisions contained in the other credit facilities. Therefore, the Company determined that the first criterion of ASC 470-10-45-1 for classification of the entire debt as current was not satisfied.

As of December 31, 2011, the Company was not in compliance with loan-to-value ratios contained in five of its loan agreements under which a total of $185.8 million was outstanding as of that date, including an amount of $97.3 million relating to two loan agreements for which it had obtained waivers of the loan-to-value covenants until March 31, 2012. In determining the amount of the debt that should be classified as non-current, the Company took into consideration the guidance in ASC 470-10-45-1. In this respect, the Company classified the amount of the loan-to-value ratio shortfall, determined at $83.0 million (including an amount of $64.4 million relating to the two loan agreements for which waivers had been obtained through March 31, 2012) within current liabilities, together with the scheduled loan repayments, in the consolidated balance sheet as of December 31, 2011. The Company determined that it had available adequate sources of funds (including existing cash at the balance sheet date and expected cash flows from operating activities for a period of at least twelve months after the balance sheet date) to regain compliance with the loan-to-value ratios upon request of the lenders. Therefore, considering ASC 470-10-45-1b, the Company determined that the classification of the respective loans as non-current at December 31, 2011 was appropriate, with the exception of the amount of the loan-to-value ratio shortfall and the scheduled loan repayments falling due within 12 months from the balance sheet date.

Securities and Exchange Commission
November 29, 2012

The Company confirms that it will revise its disclosure in future filings to provide more clarity with respect to the above matter.

Form 6-K for the month of August 2012

Note 9. Long-Term Debt

8.
We note the disclosure included on page F-17 indicating that as of June 30, 2012, the Company was not in compliance with certain loan-to-value ratios contained in certain of its original loan agreements under which a total of $583,303 was outstanding as of that date.  We also note that as a result, the Company may be required to prepay indebtedness or provide additional collateral to its lenders in the form of cash amounting to $146,536 in order to comply with these ratios, which is classified under current liabilities in the consolidated balance sheet. Given that there is $583,303 outstanding on the obligations under which the Company is not in compliance with the related loan-to-value ratios, please tell us and revise the notes to your financial statements to explain why only $146,536 has been reflected in current liabilities as of June 30, 2012.  We may have further comment upon receipt of your response.

The Company advises the Staff that, as stated in responses to comment No. 7 above, loan-to-value shortfalls do not constitute events of default that would automatically trigger the full repayment of the loan. Based on the loan agreements, loan-to-value shortfalls may be remedied by the Company by providing additional collateral or repaying the amount of the shortfall.

In accordance with guidance in ASC 470-10-45-1, for those loans with loan-to-value shortfalls under which a total of $583.3 million was outstanding as of June 30, 2012, the Company calculated the amount of the shortfall that may be requested by its lenders as a prepayment to satisfy the loan-to-value ratio to be $146.5 million as of June 30, 2012, and as a result, classified this amount together with the scheduled loan repayments as current liabilities in the consolidated balance sheet as of June 30, 2012.

* * * * *

If you have any questions or comments concerning the foregoing, please feel free to telephone the undersigned at (212) 574-1223 or Christine Westbrook at (212) 574-1371.

Very truly yours,

SEWARD & KISSEL LLP

By:	/s/Gary J. Wolfe
Gary J. Wolfe

cc:           Mr. Ziad Nakhleh
Chief Financial Officer
DryShips Inc.
80 Kifissias Avenue
Amaroussion 151 25
Athens, Greece

DRYSHIPS INC.
80 Kifissias Avenue
Amaroussion 151 25
Athens, Greece

Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E.
Washington, D.C. 20549
Attention: Linda Cvrkel

Re:           DryShips Inc.

November 29, 2012

Ladies and Gentlemen:

The undersigned registrant hereby acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in this filing;

•	The Staff's comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Yours faithfully,

DRYSHIPS INC.

By:	/s/Ziad Nakleh
Name:	Ziad Nakhleh
Title:	Chief Financial Officer

Appendix 1

Our Fleet—Illustrative Comparison of Possible Excess of Carrying Value Over Estimated Charter-Free Market Value of Certain Vessels

In "—Critical Accounting Policies—Impairment of Long Lived Assets," we discuss our policy for impairing the carrying values of our vessels. Historically, the market values of vessels have experienced volatility, which from time to time may be substantial. As a result, the charter-free market value, or basic market value, of certain of our vessels may have declined below those vessels' carrying value, even though we would not impair those vessels' carrying value under our accounting impairment policy, due to our belief that future undiscounted cash flows expected to be earned by such vessels over their operating lives would exceed such vessels' carrying amounts.

Based on: (i) the carrying value of each of our vessels as of December 31, 2012 and (ii) what we believe was the charter free market value of each of our vessels as of December 31, 2012, the aggregate carrying value of the vessels in our fleet as of December 31, 2012 exceeded their aggregate charter-free market value by approximately $           million, as noted in the table below.

Based on: (i) the carrying value of each of our vessels as of December 31, 2011 and (ii) what we believe was the charter free market value of each of our vessels as of December 31, 2011, the aggregate carrying value of 54 of the vessels in our fleet as of December 31, 2011 exceeded their aggregate charter-free market value by approximately $963.2 million, as noted in the table below.

This aggregate difference between (i) the carrying value of each of our vessels and (ii) what we believe was the charter free market value of our vessels as of the relevant balance sheet date represents the approximate analysis of the amount by which we believe we would have to reduce our net income if we sold all of such vessels at December 31, 2012 and December 31, 2011, respectively, on industry standard terms, in cash transactions, and to a willing buyer where we were not under any compulsion to sell, and where the buyer was not under any compulsion to buy. For purposes of this calculation, we have assumed that these vessels would be sold at a price that reflects our estimate of their charter-free market values as of December 31, 2012 and December 31, 2011, respectively. However, as of those dates, all of those vessels were employed under time charters that we believe were above market levels. We believe that if the vessels were sold with those charters attached, we would have received a premium over their charter-free market value. However, as of December 31, 2012, December 31, 2011 and as of the date of this report, we were not and are not holding any of our vessels for sale.

Our estimates of charter-free market value assume that our vessels are all in good and seaworthy condition without need for repair and if inspected would be certified in class without notations of any kind. Our estimates are based on information available from various industry sources, including:

•	reports by industry analysts and data providers that focus on our industry and related dynamics affecting vessel values;

•	news and industry reports of similar vessel sales;

•	news and industry reports of sales of vessels that are not similar to our vessels where we have made certain adjustments in an attempt to derive information that can be used as part of our estimates;

•	approximate market values for our vessels or similar vessels that we have received from shipbrokers, whether solicited or unsolicited, or that shipbrokers have generally disseminated;

•	offers that we may have received from potential purchasers of our vessels; and

•
vessel sale prices and values of which we are aware through both formal and informal communications with shipowners, shipbrokers, industry analysts and various other shipping industry participants and observers.

As we obtain information from various industry and other sources, our estimates of basic market value are inherently uncertain. In addition, vessel values are highly volatile; as such, our estimates may not be indicative of the current or future charter-free market value of our vessels or prices that we could achieve if we were to sell them. We also refer you to the risk factor in "Item 3. Key Information—D. Risk Factors—The market values of our vessels may decrease, which could limit the amount of funds that we can borrow or trigger certain financial covenants under our current or future credit facilities and or we may incur a loss if we sell vessels following a decline in their market value" and the discussion included in "Item 4. Information on the Company—B. Business Overview—Our Drybulk Operations—Vessel Prices."

Drybulk Vessels	Dwt	Year Built	Carrying Value December 31, 2012 (in millions)	Carrying Value December 31, 2011 (in millions)
Montecristo	180,263	2005		37.4	**
Cohiba	174,200	2006		37.4
Robusto	173,949	2006		37.4
Partagas	173,880	2004		33.4
Capri	172,579	2001		124.1	**
Manasota	171,061	2004		62.6	**
Alameda	170,662	2001		53.7	**
Mystic	170,040	2008		129.2	**
Flecha	170,012	2004		134.2	**
Sorrento	76,633	2004		73.8	**
Avoca	76,629	2004		45.0	**
Mendocino	76,623	2002		33.6	**
Maganari	75,941	2001		24.0	**
Saldanha	75,707	2004		30.5	**
Coronado	75,706	2000		30.5	**
Ligari	75,583	2004		35.5	**
Rapallo	75,123	2009		31.8	**
Amalfi	75,000	2009		41.2	**
Bargara	74,832	2002		38.3	**
Samatan	74,823	2001		55.7	**
Capitola	74,816	2001		38.3	**
Sonoma	74,786	2001		30.9	**
Majorca	74,747	2005		43.5	**
Redondo	74,716	2000		30.5	**
Topeka	74,710	2000		19.6	**
Catalina	74,432	2005		39.1	**
Oregon	74,204	2002		54.0	**
Levanto	73,931	2001		40.5	**
Ecola	73,925	2001		31.1	**
Helena	73,744	1999		18.5	**
Ocean Crystal	73,688	1999		23.0	**
Padre	73,601	2004		36.7	**
Positano	73,288	2000		37.6	**
Marbella	72,561	2000		35.1	**
Galveston	51,201	2002		59.9	**
Byron	51,201	2003		49.7	**
Total for drybulk vessels	3,528,797			$1,708.3
Drybulk vessels under construction

Drybulk Vessels	Dwt	Year Built	Carrying Value December 31, 2012 (in millions)	Carrying Value December 31, 2011 (in millions)
VLOC #1	206,000	2012		68.1	**
VLOC #2	206,000	2012		68.1	**
VLOC #3	206,000	2012		68.1	**
VLOC #4	206,000	2013		59.4	**
VLOC #5	206,000	2013		59.4	**
Capesize 1	176,000	2012		54.2	**
Capesize 2	176,000	2012		54.2	**
Panamax 1	76,064	2012		33.1	**
Panamax 2	76,000	2012		33.1	**
Ice – class Panamax 1	75,900	2014		34.0
Ice – class Panamax 2	75,900	2014		34.0
Ice – class Panamax 3	75,900	2014		34.0
Ice – class Panamax 4	75,900	2014		34.0
Total for drybulk vessels under construction	1,837,664			$633.7
Tanker vessels
Vilamoura	158,300	2011		69.5	*
Saga	115,200	2011		58.2	*
Daytona	115,200	2011		59.3	*
Belmar	115,200	2011		61.0	*
Total for tanker vessels	503,900			$248.0
Tanker vessels under construction
Lipari	158,300	2012		69.8	*
Petalidi	158,300	2012		69.8	*
Bordeira	158,300	2012		69.8	*
Esperona	158,300	2013		69.8	*
Blanca	158,300	2013		69.8	*
Calida	115,200	2012		58.8	*
Alicante	115,200	2012		58.8	*
Mareta	115,200	2012		58.8	*
Total for tanker vessels under construction	1,137,100			$525.4

Total	7,007,461			$3,114.9

*  Indicates tanker vessels for which we believe, as of December 31, 2011 and 2012, the basic charter-free market value is lower than the vessel's carrying value. We believe that the aggregate carrying value of these vessels exceeds their aggregate basic charter-free market value by approximately $84.4 million and $... million, respectively.

**  Indicates drybulk carriers for which we believe, as of December 31, 2011 and 2012, the basic charter-free market value is lower than the vessel's carrying value. We believe that the aggregate carrying value of these vessels exceeds their aggregate basic charter-free market value by approximately $878.8 million and $... million, respectively.

Appendix 2

Declines in charter rates and other market deterioration could cause us to incur impairment charges.

The Company reviews for impairment long-lived assets and intangible long-lived assets held and used whenever events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable. When the estimate of undiscounted cash flows, excluding interest charges, expected to be generated by the use of the asset is less than its carrying amount, the Company evaluates the asset for impairment loss. The impairment loss is determined by the difference between the carrying amount of the asset and the fair value of the asset. In developing estimates of future undiscounted cash flows, the Company makes assumptions and estimates about the vessels', rigs' and drillships' future performance, with the significant assumptions being related to charter and drilling rates, fleet utilization, operating expenses, capital expenditures, residual value and the estimated remaining useful life of each vessel, rig and drillship. The assumptions used to develop estimates of future undiscounted cash flows are based on historical trends as well as future expectations. The projected net operating cash flows are determined by considering the charter revenues and drilling revenues from existing time charters and drilling contracts for the fixed fleet days and an estimated daily time charter equivalent for the unfixed days. In making estimates concerning the daily time charter equivalent for the unfixed days, the Company utilizes the most recent ten year historical average for similar vessels and other available market data over the remaining estimated life of the vessel, assumed to be 25 years from the delivery of the vessel from the shipyard.

As a result of the impairment review, the Company determined that the carrying amounts of its assets held for use were recoverable, and therefore, concluded that no impairment loss was necessary for 2009, 2010 and 2011. However, due to the Company's decision to sell certain vessels during the years and or subsequent to the balance sheet dates and based on the agreed-upon sales price, an impairment charge of $1.6 million, $3.6 million and $144.7 million, for each of the years ended December 31, 2009, 2010 and 2011, respectively, was recognized.

Although the Company believes that the assumptions used to evaluate potential impairment are reasonable and appropriate, such assumptions are highly subjective. Set forth below is an analysis that shows the impact on the Company's impairment analysis of its shipping segment, if the Company were to utilize the most recent five year, three year or one year historical average rates for similar vessels for purposes of estimating future cash flows for unfixed days over the remaining life of the vessel.

	2011
Level of impairment	5 year	3 year	1 year
Drybulk carriers	-	$275,226	$667,156
Drybulk carriers under construction	-	-	66,427
Tankers	-	23,584	30,052
Tankers under construction	-	21,360	54,360
Total	-	$320,170	$817,995

Any impairment charges incurred as a result of declines in charter rates and other market deterioration could negatively affect our business, financial condition or operating results or the trading price of our common shares.

Appendix 3

Impairment of Long Lived Assets

The Company reviews for impairment long-lived assets and intangible long-lived assets held and used whenever events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable. In this respect, the Company reviews its assets for impairment on an asset by asset basis. When the estimate of undiscounted cash flows, excluding interest charges, expected to be generated by the use of the asset is less than its carrying amount, the Company evaluates the asset for impairment loss. The impairment loss is determined by the difference between the carrying amount of the asset and the fair value of the asset. The Company evaluates the carrying amounts of its vessels by obtaining vessel appraisals to determine if events have occurred that would require modification to their carrying values or useful lives. In evaluating useful lives and carrying values of long-lived assets, the Company reviews certain indicators of potential impairment, such as undiscounted projected operating cash flows, vessel sales and purchases, business plans and overall market conditions. In developing estimates of future undiscounted cash flows, the Company makes assumptions and estimates about the vessels', rigs' and drillships' future performance, with the significant assumptions being related to charter and drilling rates, fleet utilization, operating expenses, capital expenditures, residual value and the estimated remaining useful life of each vessel, rig and drillship. The assumptions used to develop estimates of future undiscounted cash flows are based on historical trends as well as future expectations. To the extent impairment indicators are present, the Company determines undiscounted projected net operating cash flows for each vessel, rig and drillship and compares them to their carrying value. The projected net operating cash flows are determined by considering the charter revenues and drilling revenues from existing time charters and drilling contracts for the fixed fleet days and an estimated daily time charter equivalent for the unfixed days. The Company estimates the daily time charter equivalent for the unfixed days based on the most recent ten year historical average for similar vessels and utilizing available market data for time charter and spot market rates and forward freight agreements over the remaining estimated life of the vessel, assumed to be 25 years from the delivery of the vessel from the shipyard, net of brokerage commissions, expected outflows for vessels' maintenance and vessel operating expenses (including planned drydocking and special survey expenditures), assuming an average annual inflation rate of 2% and fleet utilization of 98%. The salvage value used in the impairment test is estimated to be $250 per light weight ton (LWT) for vessels, and $35 million and $50 million for drilling rigs and drillships respectively, in accordance with the Company's vessels' depreciation policy. If the Company's estimate of undiscounted future cash flows for any vessel is lower than the vessel's carrying value, the carrying value is written down, by recording a charge to operations, to the vessel's fair market value if the fair market value is lower than the vessel's carrying value. The Company's analysis for the year ended December 31, 2011, which also involved sensitivity tests on the time charter rates, drilling rates and fleet utilization (being the most sensitive inputs to variances), allowing for variances ranging from 97.5% to 92.5% depending on vessel type on time charter rates, indicated no impairment on any of its vessels, rigs or drillships.

Although the Company believes that the assumptions used to evaluate potential impairment are reasonable and appropriate, such assumptions are highly subjective. The 10 year average rates used in the impairment testing of the Company's shipping segment as of December 31, 2011 were $35,280 for drybulk carriers and $37,504 for tankers. In comparison, based on available market data, the Company estimates the average daily time charter equivalent rates in effect as of December 31, 2011 to be $21,193 for drybulk carriers and $28,469 for tankers.

There can be no assurance as to how long charter rates and vessel values will remain at their currently low levels or whether they will improve by any significant degree. Charter rates may remain at depressed levels for some time which could adversely affect the Company's revenue and profitability, and future assessments of vessel impairment. For the drilling segment, there can be no assurance as to how long drilling rates and drilling rig/drillships values will remain at their currently high levels or whether they will improve or decrease by any degree.

As a result of the impairment review, the Company determined that the carrying amounts of its assets held for use were recoverable, and therefore, concluded that no impairment loss was necessary for 2009, 2010 and 2011. However, due to the Company's decision to sell certain vessels during the years and or subsequent to the balance sheet dates and based on the agreed-upon sales price, an impairment charge of $1.6 million, $3.6 million and $144.7 million, for each of the years ended December 31, 2009, 2010 and 2011, respectively, was recognized.